Exhibit 99.h.ix

EXPENSE LIMITATION AGREEMENT

FOR

FQF TRUST

AND ITS SEPARATE SERIES

O’Shares ftse u.s. quality dividend etf

o’shares ftse europe quality dividend etf

o’shares ftse europe quality dividend hedged etf

o’shares ftse asia pacific quality dividend etf

o’shares ftse asia pacific quality dividend hedged etf

60 State Street, Suite 771

Boston, MA 02109

November 13, 2015

Board of Trustees of FQF Trust

c/o FFCM LLC

60 State Street, Suite 771

Boston, MA 02109

Dear Board of Trustees of FQF Trust:

We are writing to confirm our agreement that FFCM,LLC (the “Adviser”) will waive the current payment of its fees and/or reimburse expenses for each of the above-named funds (each, a “Fund”) so that the net annual fund operating expenses of each Fund (except for distribution fees (including payments under a Rule 12b-1 plan), brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, taxes, interest (including borrowing costs and dividend expenses on securities sold short), litigation expenses and other extraordinary expenses (including litigation to which the Trust or a Fund may be a party and indemnification of the Trustees and officers with respect thereto)) are limited to the rate per annum of the Fund’s average daily net assets as follows:

Fund	Net Annual Fund Operating Expense Ratio
O’Shares FTSE U.S. Quality Dividend ETF	0.48%
O’Shares FTSE Europe Quality Dividend ETF	0.58%
O’Shares FTSE Europe Quality Dividend Hedged ETF	0.68%
O’Shares FTSE Asia Pacific Quality Dividend ETF	0.58%

O’Shares FTSE Asia Pacific Quality Dividend Hedged ETF	0.68%

This agreement is made and to be performed principally in the Commonwealth of Massachusetts, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware. Any amendment to this agreement shall be in writing signed by the parties hereto.

This undertaking will continue in effect until at least July 10, 2018 and, except as provided below, thereafter may only be terminated or amended upon the approval of the Board of Trustees of FQF Trust. This undertaking will automatically terminate if the Adviser’s Investment Advisory Agreement with the Fund terminates, provided, however, that a termination of an interim Investment Advisory Agreement with respect to a Fund that is caused by shareholder approval of a new Investment Advisory Agreement for the Fund with the Adviser shall not be deemed to constitute a termination for purposes hereof.

Very truly yours,

FFCM LLC

By:	/s/William Carey

William Carey
Chief Executive Officer